Ratio Based on IFRS
(Amounts in $ millions except ratios)

Exhibit 12

	Six months ended		Years ended December 31,
	June 30, 2008		2007		2006*		2005		2004
Earnings
Consolidated net income	8,802		$11,850		$6,106		$3,795		$5,625
Income allocable to minority interest in consolidated entities that incurred fixed charges	(592)		(1,482)		(859)		(494)		(415)
Consolidated provision for income taxes	1,529		3,038		1,122		881		967
Fixed charges less interest capitalized	985		1,920		1,134		513		267

Subtotal	10,724		15,326		7,503		4,695		6,444
Undistributed earnings of less-than-50% owned affiliates	(21)		(19)		(127)		(73)		(165)

Total earnings	10,703		15,307		7,376		4,622		6,279

Fixed charges
Interest expensed and capitalized	946		1,839		1,124		503		259
Interest portion of rental obligations	39		81		10		10		8

Total fixed charges	985		1,920		1,134		513		267

Ratio of Earnings to Fixed Charges	10.9	x	8.0	x	6.5	x	9.0	x	23.5	x

*	A required by IFRS, the 2006 information has been adjusted for the finalization of the allocation of the purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).